SCHEDULE 13D

                         (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(a)

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

           Under the Securities Exchange Act of 1934
                   (Amendment No. _________)*


                INTERNET GOLF ASSOCIATION, INC.

                        (Name of Issuer)


                          Common Stock

                 (Title of Class of Securities)

                           460585102

                         (CUSIP Number)


                      Patricia E. Johnston
                8547 East Arapahoe Road, Suite J
                           PO Box 546
               Greenwood Village, Colorado 80112
                         (303) 779-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)


                          July 3, 2001

    (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. / /

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Schedule 13D

CUSIP No. 460585102                                     Page  2  of  4  Pages
          ---------                                           -      -

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1.  Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
(Entities Only)

     ZENITH PETROLEUM CORPORATION
     74-2178865
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2.  Check the Appropriate Box if a Member of a Group   (A) / /
    (See Instructions)                                 (B) / /
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

     WC
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
or 2(e)
                                                        / /
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6.  Citizenship or Place of Organization

    Texas
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Number of Shares      7.  Sole Voting Power
                           30,903,520
Beneficially Owned    8.  Shared Voting Power
                           0
By Each Reporting     9.  Sole Dispositive Power
                           30,903,520
Person With           10. Shared Dispositive Power
                          0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     30,903,520
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
     (See Instructions)
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13.  Percent of Class Represented by Amount in Row (11)

     50.66%
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14.  Type of Reporting Person (See Instructions)

     CO
------------------------------------------------------------------------------








ITEM 1.  Security and Issuer.

     The statement relates to the Common Stock, par value $0.001 per share ("Common Stock") issued by Internet Golf Association, Inc., a Nevada Corporation (the "Company"), whose principal executive offices are located at 8547 East Arapahoe Road, Suite J, PO Box 546, Greenwood, Colorado 80112.

ITEM 2. Identity and Background.

     This statement is filed by Zenith Petroleum Corporation, a Texas Corporation ("Reporting Person"), whose principal offices are located at 5766 South Ivy Street, Greenwood Village, Colorado 80111. The Reporting Person's primary business is oil and gas exploration.

     The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Considerations.

     From April through July 3, 2001, the Reporting Person used its own funds from working capital for the purchase of 20,000,000 shares of Common Stock valued at fair market value of $100,000, by paying existing corporate indebtedness, and continues to resolve debts; and acquired 9,163,520 shares from then-existing corporate officers and directors in consideration for the payment of the issuer's debts.


ITEM 4.  Purpose of Transaction

     The purpose of the transaction in the stock is to retire outstanding corporate debts, obtain new management expertise, and redirect the company's business focus to achieve profitability. The Reporting Person plans to install its President, Patricia Johnston, as a director of the Issuing Company. There are no plans to change the present capitalization or dividend policy of the issuer. The issuer's business has failed and the issuer, under the new management, will be seeking a new business opportunity. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.


ITEM 5.  Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Person beneficially owns 30,903,520 shares of the Company's common stock, comprising approximately 50.66% of the shares outstanding. The percentage used herein is calculated based upon the 61,002,500 shares of Common Stock of the Company stated by the Company as issued and outstanding as of July 11, 2001. The Reporting Person has sole voting and dispositive powers with respect to 30,903,520 shares of Common Stock which it owns. The Reporting Person has not effected other transactions in the shares of the common stock.



ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In exchange for the Reporting Person agreeing to begin direct payments in full on Issuer's debts, negotiation of debt write-off, and payments of debt at less than their fair value, Issuer's management authorized the issuance of 20,000,000 restricted shares of Issuer's stock to Reporting Person.


ITEM 7. Material to be Filed as Exhibits.

     NONE.


                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 16, 2001
       -----------------
                                        /s/ Patricia Johnston
                                       -----------------------------
                                   Patricia Johnston